Exhibit 99.1

NextSource Materials Signs Letter of Intent with Japanese Offtake Partner and Prominent Chinese Graphite Anode OEM Supplier to Collaborate on Battery Anode Plant

TORONTO, April 09, 2020 -- NextSource Materials Inc. (TSX:NEXT) (OTCQB:NSRCF) (“NextSource” or the “Company”) is pleased to announce that it has executed a Letter of Agreement (“LOI”) with its Japanese offtake partner and a leading Chinese processor of graphite anode material to collaborate on the construction of a value-add, battery anode plant in a jurisdiction that is proximal to the Company’s Molo graphite project in Madagascar.

To protect certain confidential aspects of the LOI, the Japanese Trading Company and the Chinese SPG producer have requested not to be identified at this time.

JAPANESE PARTNER

As previously announced to the market on October 16, 2018, the Company signed a ten (10) year Offtake Agreement with a prominent Japanese Trading Company to purchase 20,000 tonnes per annum of Molo SuperFlake® graphite for use in battery anode applications for electric and hybrid vehicles.

NextSource’s Japanese partner is a major supplier of spheronized and purified graphite (SPG) for anode material in lithium-ion batteries (“LiB”) for electric vehicle (“EV”) and hybrid vehicle (“HEV”) applications. Its EV and HEV automotive anode customers are global and currently supply graphite anode material to the majority of Japanese automotive OEMs.

Since 2018, NextSource and its Japanese partner have been in discussions regarding potential supply chain collaboration to supply value-added graphite material using SuperFlake® graphite concentrate.

CHINESE PARTNER

The Chinese partner is one of the top processors of spheronized and purified graphite (“SPG”) for the EV and HEV markets and has verified that NextSource’s SuperFlake® graphite concentrate meets or exceeds all quality requirements for SPG material for EV and HEV automotive applications.

Its EV and HEV anode customers are global, including the North American market and its interest in the partnership with NextSource and the its Japanese partner is to have an additional SPG facility located outside of China and close to a high- quality mine source of flake graphite to supply international automotive OEM customers.

BATTERY ANODE PLANT COLLABORATION

The LOI is for the purpose of collaborating on the construction and operation of a SPG facility to be located in a jurisdiction proximal to the Company’s Molo graphite project in Madagascar and strategically located to key demand markets for graphite anode material.

President and CEO, Craig Scherba P. Geo., said “The execution of this LOI is part of NextSource’s downstream growth plan and brings together one of the best global processors of graphite anode material and one of the most prominent suppliers of graphite anode material to automotive OEMs globally. This Letter of Agreement to partnership on a SPG plant with such established partners positions NextSource to be a significant and dominant future supplier of high-quality flake graphite to major battery anode customers globally and simultaneously gaining an immediate foothold into the high-growth markets for EVs, as well as the burgeoning energy storage market that will be reliant on graphite anode material.”

ABOUT NEXTSOURCE MATERIALS INC.

NextSource Materials Inc. is a mine development company based in Toronto, Canada, that is developing its 100%-owned Molo Graphite Project in southern Madagascar. The Molo Graphite Project is a fully permitted, feasibility-stage project that ranks as one of the largest-known and highest quality flake graphite deposits in the world and is the only project with SuperFlake® graphite.

For further information contact: +1.416.364.4911

Brent Nykoliation, SVP, Corporate Development at brent@nextsourcematerials.com or Craig Scherba, President and CEO at craig@nextsourcematerials.com

Safe Harbour: This press release contains statements that may constitute “forward-looking statements” within the meaning of applicable Canadian securities legislation. Readers are cautioned not to place undue reliance on such forward-looking statements. Forward-looking statements include, but are not limited to, the terms of the Offtake Agreement, results of the updated 2017 Feasibility Study, any and all product test results and product analysis, any statements relating to the further partnership and value added opportunities, production at the Molo project, delivery of the material and pricing terms. These are based on current expectations, estimates and assumptions, and although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, actual results or developments may vary and, in some instances, differ materially from those anticipated by the Company and described in the forward-looking statements contained in this press release. No assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do so, what benefits the Company will derive there from. The forward- looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.